Mail Stop 4561

April 29, 2008

James Arnold, Jr.
Senior Vice President and
Chief Financial Officer
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803

> **Re:** **Nuance Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2007**
> **Filed November 29, 2007**
> **Form 10-Q for the Quarterly Period Ended December 31, 2007**
> **Filed February 11, 2008**
> **File No. 000-27038**

Dear Mr. Arnold:

We have reviewed your response letter dated April 11, 2008 in connection with the above referenced filing[s] and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 11, 2008.

Form 10-K for the year ended September 30, 2007 filed November 29, 2007

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 59

1. We note in your response to our prior comment 1 that you evaluate VSOE on an annual basis by analyzing separate sales of PCS, professional services and training and that you have determined that a range of 20% above and below the median price is appropriate to establish VSOE of fair value for these services.

Clarify the percentage of separate sales analyzed that must fall within this range to be representative in establishing VSOE of fair value for these services.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to LaTonya Reynolds, Staff Attorney, at (202) 551-3535 or Mark P. Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief